BANCOLOMBIA S.A. ANNOUNCES ELECTION OF ITS AUDIT AND RISK COMMITTEES

Medellín, Colombia, April 22, 2013

At a meeting held today, the Board of Directors of Bancolombia S.A. adjusted the Audit Committee and the Risk Committee of the company, as follows:

Audit Committee:

The Audit Committee will be comprised of the following independent directors:

Ricardo Sierra Moreno

Rafael Martinez Villegas

Hernando José Gómez Restrepo

Mr. Rafael Martínez Villegas is qualified as the financial expert of the committee.

Risk Committee:

The Risk committee will be comprised of the following directors:

David Bojanini García

Gonzalo Alberto Pérez Rojas

Hernando José Gómez Restrepo, independent director

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837